Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

December 22, 2009

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549

Re:	Baby Fox International, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-150835
Filed July 10, 2009

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Baby Fox International, Inc. (the “Company”) dated August 5, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General Comments

Staff Comment 1.     Please note the continuing need to update disclosure throughout the prospectus to present information as of the most recent practicable date. For example, on page 40 you present the number of stores and employees as of March 31, 2009 even though your document was filed in July. See prior comment three from our letter dated March 7, 2009.

Response: We have updated the information disclosed in Amendment No. 4 to the Registration Statement on Form S-1 (“Amended Registration Statement”) as requested.

Staff Comment 2.     We note your response to prior comment one. It appears to us, based on your disclosure, that the shares being sold by Favor Jumbo Enterprise Ltd, First Prestige, Inc., JD Infinity Holdings, Inc. and Catalpha Holdings, Inc. were received for fundraising related services, including services related to this offering. Please provide us with a detailed legal and factual analysis addressing whether the noted entities are underwriters. We may have further comment.

Response: The above named entities are not underwriters because it did not acquire the securities with a view to distribution. Instead, the above named entities received the securities from the Company as compensation for services rendered and intended to keep the securities as investments for their own accounts and were immediately subject to various forms of market risk. In addition, at the time these entities acquired the securities, they did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities. Therefore the Company does not believe the above named entities were acting as underwriters as defined in Section 2(11) of the Securities Act of 1933.

Registration Statement Facing Page

Staff Comment 3.     Please revise to indicate that this is a rule 415 offering.

Response: We have revised the Amended Registration Statement as requested.

Prospectus Summary, page 3

Staff Comment 4.     Your disclosure on page 3 indicates that Baby Fox acquired Shanghai Baby Fox on November 26, 2007, but that, at the time of the transaction, the two entities were under common control. It appears that Baby Fox was controlled by Mr. Yoshida while Shanghai Baby Fox was controlled by Ms. Wang. Please clarify the basis of your statement that this was a transaction between entities under common control.

Response: The acquisition of Shanghai of Baby Fox Fashion Co., Ltd. was treated as a transaction under common control according to FASB 57 and the financial statements of Baby Fox International, Inc. were presented by using “as if pooling” which presume the acquisition was occurred at the beginning of the reporting period, due to the spousal relationship of Hitoshi Yoshida and Fengling Wang at the time of the transaction.

Staff Comment 5.     Also, please clarify this initial transaction and the consideration paid. You state that you purchased 100% of the equity of Shanghai Baby Fox for approximately $806,608 which was subsequently contributed to equity. Please clarify the meaning of this statement; for example, it is unclear why these proceeds were contributed to equity in an entity that you just purchased.

Response: Upon further review of the Company’s records, the consideration paid for the acquisition of Shanghai Baby Fox was not contributed to equity. The Amended Registration Statement has been revised to reflect this finding.

Summary Financial and Operating Information, page 7

Staff Comment 6.     Please revise to clarify who will receive the dividends declared by Shanghai Baby Fox on August 8, 2007 and December 10, 2007.

Response: The shareholders of record of Shanghai Baby Fox on the dates the dividends were declared will receive the dividends.

Risk Factors, page 8

Staff Comment 7.     Many of the subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. See, for example, your risk factor “Need for additional employees.” Also, please revise to succinctly state in your subheadings the risks that result from the facts and uncertainties identified while avoiding generic conclusions. For example, we note you have added a risk factor that “[y]our independent auditors have expressed their concern as to [y]our ability to continue as a going concern” but does not address the risks to the company or investors associated with this.

Response: We have revised the Amended Registration Statement as requested.

Staff Comment 8.     We note your statement in the “Our business is highly competitive…” risk factor that “[a]ccording Li & Fung Research Center’s report, China’s apparel market listed after Brazil as the second –most attractive among emerging economies.” Your risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section. You may address this information in another part of the prospectus.

Response: We have revised the Amended Registration Statement as requested.

Staff Comment 9.     We note your statement in the risk factor “We have no plan to declare any dividends…” that “Shanghai Baby Fox declared cash dividends on August 8, 2007 and December 10, 2007 in the amount of $401,973 and $433,757, respectively, there is no intent to make the payment in the foreseeable future.” We note your prior statement that you plan to pay the dividends before December 31, 2010. Please revise accordingly.

Response: We have revised the Amended Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Staff Comment 10.     Given the current global financial and economic crisis, please revise to provide additional disclosure under “China’s Economy and its Apparel Industry” addressing the impact that recent events have had on your key markets, suppliers, and customers. Further, revise to discuss any impact that these events have had on your target customer, including his/her wealth, spending patterns, and consumer preferences. Finally, address the impact that recent events have had, or may have, on your revenues, credit collections and policies, gross margins, liquidity and expansion plans.

Response: Despite the global financial and economic crisis, China is on track to achieve a 8% growth in its GDP. As we sell our products only in the China domestic market, our business has not been affected by the downturn in the global economy. We expect to continue to grow as planned. We have addressed this issue in the Amended Registration Statement.

Staff Comment 11.     We note your response to prior comment 19. Please revise your management’s discussion and analysis to address the decline in average sales per square foot.

Response: We actually experienced a growth in average sales per square foot of $26 per square foot comparing average sales per square foot of $97 in fiscal year 2008 to $123 in fiscal year 2009. We have addressed the increase in the Amended Registration Statement.

Results of Operations, page 23

Comparison of Nine Months Ended March 31, 2009 and 2008

Staff Comment 12.     We note that the $1,571, 502 increase in sales at existing stores is cited as a contributing factor for the $6,842,730 increase in sales for the nine months ended March 31, 2009. Please revise to disclose the causal factors (such as clearance sales, improved brand recognition, etc.) identified by management that resulted in this increase.

Response: Sales at existing stores in 2009 increased because we opened 100 new stores during fiscal 2008. These stores had a full operating year in fiscal 2009 and sales they contributed more than offset sales lost due to stores closed during 2009.We have included the above disclosure as required in the Amended Registration Statement.

Staff Comment 13.     Please revise to provide support for your statement that “the brand has gained massive exposure in leading women’s magazines….”

Response: We have revised the statement as requested and have provided specific examples of coverage of our brand in women’s magazines.

Staff Comment 14.     We were unable to locate your response to prior comment 20. Accordingly we reissue it. Please clarify the number of stores closed during the nine month period ended March 31, 2009 and indicate whether this amount of store closing is higher than historical levels and, if so, explain why.

Response: During the fiscal year of 2009, we opened 50 new corporate stores and closed 29 corporate stores. We also opened 23 new non-corporate stores and closed 17 non-corporate stores. We closed 7 corporate stores and 7 non-corporate stores during 2008. The reason for more stores being closed during 2009 is as we formally adopted the Class A and B stores system to better match price and product demand by different target market segments in 2008, a Class A store that does not meet our sales expectation will first be downgraded to Class B store which are being used to provide discounted merchandise that did not sell well during the season at Class A stores. We have revised the Amended Registration Statement to include this disclosure.

Staff Comment 15.     Please explain the reference to “regional agents’ fees” on page 25 and explain the material terms of the program and the role it plays in your business. Explain the $1.1 million agency fee balance in footnote three to your financial statements. Also, please provide enhanced disclosure about your agency marketing system.

Response: We have provided more detailed disclosure of the regional agents’ fees in our discussion of selling, general and administrative expenses under Management’s Discussion and Analysis of Financial Condition and Results of Operation as well as Footnote 6 to the financial statements for the fiscal year ended June 30, 2009. In addition, we have provided a more detailed discussion on our agency marketing system under our Business section in the Amended Registration Statement.

Staff Comment 16.     Please clarify that you charge your licensed or “non-corporate owned” stores a one-time non refundable alliance fee when they sign a contract with you. As you treat these fees as revenues, please separately discuss amounts attributable to these fees in your Management’s Discussion and Analysis for each period, if material. Also, disclose the impact associated with these fees on your gross margins.

Response: We charge a one-time, non-refundable alliance fee of RMB 20,000 (approximately $US$2,930) to our non-corporate stores when they sign a contract with us. However, in most cases, the alliance fee is waived. As a result, the absolute dollar amount we received in alliance fees are immaterial and do not have any material impact on our margin. The total amount of alliance fees we collected for the past three fiscal years are as follows:

Fiscal Year 2007	Total Alliance Fees Collected ($)
2007	$20,039
2008	$5,508
2009	$2,930

Liquidity and Capital Resources, page 27

Staff Comment 17.     We note your statement that you can satisfy your cash requirements during the next 12 months. Considering (i) your working capital position has deteriorated from $874,726 at June 30, 2007 to $(620,720) at June 30, 2008 and to $(1,365,974) at March 31, 2009, (ii) current asset balances such as accounts receivable and inventories have increased substantially at March 31, 2009, (iii) your continued operating loss through the nine month period ended March 31, 2009, and (iv) $831,915 of long-term debt is due in June 2010, please disclose the details of your plan to fund your operations for the next twelve months. Your revised disclosure should clearly explain management’s plans to ensure that you meet you liquidity needs and to improve your working capital position. Your revised analysis should also provide an explanation for management’s assessment of when you expect to realize accounts receivable and inventories in cash and when you expect to make payment on payables and accrued expenses. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

Response: Our cash position at June 30, 2009 has improved compared to a year ago. Our management has plan to fund our operations for the next 12 months through (i) warehouse sales of our inventory which management expects to realize approximately 60% of our total inventory ], (ii) short term and long term borrowings from related parties and financial institutions and (iii) future equity financing. We have provided more detailed discussion in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operation in the Amended Registration Statement.

Staff Comment 18.     Your page 27 discussion of net cash provided by operations should be revised to more clearly focus on a comparison of the nine months ended March 31. Currently it is unclear what period is being addressed in the text.

Response: We have revised the Amended Registration Statement to focus our discussion of net cash provided by operations on a comparison of the years ended June 30, 2009 and 2008.

Staff Comment 19.     Also, please revise to provide a more detailed discussion of the changes in material items on your balance sheets. For illustration only, explain the $700,000 increase in accrued expenses and the inventory build-up. In this regard we note your statement concerning “management’s then judgment on market trend also contributed to the higher inventory level.” Please revise to clarify the meaning of this statement, particularly if management believes greater than historical discounting may be necessary to reduce these balances.

Response: We have revised the Amended Registration Statement as requested.

Staff Comment 20.     Revise to briefly explain the $806,608 of investments made in Shanghai Baby Fox.

Response: As disclosed above in our response to Staff Comment 5, $806,608 receive by Fengling Wang from the acquisition of Shanghai Baby Fox was not subsequently contributed to equity. Therefore, no such investment was made to Shanghai Baby Fox.  We have revised the Amended Registration Statement accordingly.

Staff Comment 21.     We do not believe the company has responded to prior comment 25. Accordingly, we reissue it. Please revise your liquidity discussion to provide more visibility concerning the company’s expansion and operating plans and near term cash requirements to effectuate the plan. This disclosure should include, for example, the amount of funds budgeted for new store openings in the next year.

Response: We have provided a more detailed discussion in our Liquidity and Capital Resources section of the Amended Registration Statement as requested. We plan to slow down the pace of our expansion and if our cash position does not allow, we will stop opening new stores.

Staff Comment 22.     We do not believe the company has responded completely to prior comment 29 and, accordingly we reissue it. Please revise, here and elsewhere as appropriate, to disclose the specific nature of the consulting services provided by each party referenced as receiving shares on January 18, 2008.

Response: The shares of common stock issued to Favor Jumbo Enterprise Ltd. are issued for services performed by Qian Wang pursuant to a consulting agreement dated January 18, 2007 as described in the section entitled “Certain Relations and Relate Transactions” in the Amended Registration Statement. The full payment for the services to be performed by Qian Wang pursuant to the agreement is totaled at $96,263. 40% of which shall be paid in cash and 60% shall be paid in common stock of the Company valued at $0.20 per share. The payments are made in installments upon completion of certain milestones as set forth in the agreement.

The shares of common stock issued to First Prestige, Inc., JD Infinity Holdings, Inc., Catalpha Holdings, Inc. and Avenndi, LLC are issued for services to be performed Beijing Allstar Business Consulting, Inc. (“Allstar”) pursuant to a consulting agreement dated May 18, 2007 and amended on April 28, 2008 as described in more detail in “Item 15. Recent Sales of Unregistered Securities” of the Amended Registration Statement. Total compensation under the agreement totals $547, 488 with 40% paid in cash and 60% paid in common stock of the Company valued at $0.20 per share.

Three of the recipients of an allocation of Allstar’s common shares from the Company designated a nominee controlled by them to be the record holder of the shares. Hongtao Shi, Liuyi Zhang and Allstar designated the following companies: First Prestige, Inc, JD Infinity Holdings, Inc. and Catalpa Holdings, Inc., to hold the common shares. All of these three companies are the British Virgin Islands’ companies. First Prestige, Inc. is controlled by Hongtao Shi; JD Infinity Holdings, inc. is controlled by Liuyi Zhang; and Catalpa Holdings, Inc. is controlled by Fred Chang. In addition, Avenndi, LLC is controlled by John Kennedy and Beijing Allstar Business Consulting, Inc. is a company registered under the laws of China and owned by Fred Chang.

Obligations Under Material Contracts, page 29

Staff Comment 23.     We have reviewed your response to our prior comment 30 noting it appears that you have not addressed the comment in its entirety, therefore it is being reissued. It appears the presentation of the operating lease obligations by year is inconsistent with the amounts disclosed in Note 9 of the June 30, 2008 audited financial statements on F-23. Please revise or advise.

Response: The presentation in this section was as of March 31, 2009 when some of the prior operating leases either expired or terminated prematurely and some new leases were entered during the period, so the amounts are inconsistent with the amounts in Note 9 which was as of June 30, 2008. We have revised the Amended Registration Statement to provide updated operating lease obligations as of most recent reporting period both in this section and in Note 10 to the June 30, 2009 audited financial statements.

Business, page 31

Staff Comment 24.     We note your response to prior comment 39. However, you continue to reference your catalogue sales operations – see, page 32. Please clarify if you have a catalogue sales operation.

Response: The Company currently does not have a catalogue sales operation and does not plan on starting one in the foreseeable future. We have revised the Amended Registration Statement to remove all references to a catalogue sales operation.

Staff Comment 25.     Please revise to discuss any monitoring procedures currently in place to assess the financial health, creditworthiness, and inventory levels of your non-corporate owned stores. See prior comment 40.

Response: We have provided discussion on our non-corporate owned stores in the Amended Registration Statement under the Section entitled “Business—Current Retail Locations.”

Staff Comment 26.     We were unable to locate text responsive to prior comment 41. Accordingly, we reissue it. Please revise your disclosure under inventory monitoring and management to address how your operations and inventories are segregated from your related parties. Also, please clarify the relative percentage of your inventory that is at your distribution center compared to your store locations and, for inventory at your distribution center, indicate how much represents returned merchandise.

Response: We have revised our discussion regarding inventory monitoring and management as requested. Please refer to the section entitled “Business—Product Management: Inventory Monitoring & Management.”
Staff Comment 27.     We were unable to locate your disclosure responsive to our prior comment 14. Accordingly, we reissue. Please provide a basis for your statement that income is rising in less developed cities in China and that these cities have growing purchasing power, in light of the current economic circumstances.

Response: We have deleted the statement that income is rising in less developed cities in China from the Amended Registration Statement.

Staff Comment 28.     We note that you have added text indicating that your “online store with taobao.com is expected to be open for business in April 2009.” It is now July 2009. Please revise to update the status of this initiative.

Response: Our online store opened for business in April 2009 and we have revised the Amended Registration Statement accordingly.

Staff Comment 29.     We were unable to locate any disclosure responsive to prior comment 16. Accordingly, we reissue it. It appears from your disclosure that your Class B stores are being used to provide discounted merchandise that did not sell during the season at your Class A stores. Given the short sales time associated with your business plan, please revise, in all appropriate sections, to address the potential impact that these discounts may have on your brand, customers’ future pricing and discount expectations, and the potential for sales at your Class B stores to cannibalize your Class A store sales.

Response: We have revised the Amended Registration Statement as requested. Please refer to our discussion on our Class A and Class B stores in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations, specifically under the subsection “Results of Operations—Comparison of Years Ended June 30, 2009 and 2008.”

Management, page 32

Staff Comment 30.     We reissue prior comment 43. Please revise to disclose the names of your promoters. See Item 404(c) of Regulation S-K.

Response: Our founder Hitoshi Yoshida, would be considered a promoter under Item 404(c) of Regulation S-K.

Staff Comment 31.     Please expand your response to prior comment 44 to:
a.	Clarify the requirements associated with Circular 75 and how the option agreement satisfy the requirements of the Circular;
b.	Clarify the consideration paid for the option agreement itself;
c.	Clarify the implied enterprise value associated with your company in light of the fact that control of the company may be purchased pursuant to these options for $700.

Response: We have revised the Amended Registration Statement as requested.

Executive Compensation, page 45

Staff Comment 32.     Please revise the introductory paragraph to clarify that the table reflects all compensation awarded to, earned by, or paid to the named executive officers.

Response: We have revised the Amended Registration Statement as requested.

Staff Comment 33.     We were unable to locate text responsive to prior comment 46. Accordingly, we reissue that comment. Please revise to indicate whether any member of management receives compensation from third parties, including related parties such as Changzhou CTS, for services rendered to you.

Response: We have revise the disclosure regarding executive compensation to include payments from third parties to our executives for services rendered to us in the Amended Registration Statement as requested.

Staff Comment 34.     Please indicate whether you may or will modify or adjust compensation levels following the offering. See prior comment 47.

Response: There are no plans to modify or adjust compensation levels following the offering.

Security Ownership, page 46

Staff Comment 35.     Please revise to attribute shares purchasable pursuant to any exercisable stock option agreements – including the May 6, 2008 agreement referenced in footnote four – to each individual listed in your table. See prior comment 48.

Response: The Security Ownership table set forth in the Amended Registration Statement has been revised to include the option agreements dated May 6, 2008 as requested.

Certain Relationships and Related Transactions, page 47

Staff Comment 36.     Please revise to disclose the total purchases made from Changzhou CTS for the years ended June 30, 2008 and 2007.

Response: We have revised the Amended Registration Statement to provide the disclosure as requested for the two most recent fiscal years.

Staff Comment 37.     Please revise to include a statement addressing management’s belief as to whether Changzhou will be able to repay amounts due to the company.

Response: As of June 30, 2009, we only have accounts payable due to Changzhou CTS for merchandise we purchased from it. Changzhou CTS does not have any amount due to us.

Staff Comment 38.     We note your statement “[t]he material terms of our arrangements with Changzhou CTS (as attached).” Please clarify this statement and reconcile with your response to prior comment 13.

Response: We have revised the Amended Registration Statement as requested.

Staff Comment 39.     Please advise us of the “strategic consulting and advise… regarding U.S. capital market[s] and related issues regarding [y]our private placements…” provided by Qian Wang and clarify her relationship to Favor Jumbo Enterprises, Ltd.

Response: Pursuant to the consulting agreement as more fully described in the Amended Registration Statement, Qian Wang will supervise our consultants engaged to provide us with services in connection with this registration statement and our application for quotation on the Over-the-counter Bulletin Board.  Qian Wang is the sole owner and shareholder of Favor Jumbo Enterprises, Ltd.

Staff Comment 40.     We note your response to comment 57. Please revise your disclosure to include your response in this section.

Response: We have revised the Amended Registration Statement as requested.

Plan of Distribution, page 51

Staff Comment 41.     We were unable to locate text responsive to prior comment 62. Accordingly, we reissue it. Please revise to disclose the material terms of your agreements with Allstar Business Consulting, Inc. which are currently disclosed in Part II. This disclosure should also include the total value of all cash and non-cash consideration paid pursuant to the agreement. Also, please file and agreements with them.

Response: We have disclosed all material terms of our agreement with Beijing Allstar Business Consulting, Inc. under Item 15. Recent Sales of Unregistered Securities of the Amended Registration Statement. We have also filed our agreement with Beijing Allstar Business Consulting, Inc. as Exhibit 10.12 to the Registration Statement.

Staff Comment 42.     We note your response to comment 63. Please note our comment number 2 above. We may have further comment.

Response: Beijing Allstar Business Consulting, Inc. is not an underwriter. Please refer to our response to Staff Comment 2.

Baby Fox International, Inc. and Subsidiary Financial Statements for the Year Ended June 30, 2008

Consolidated Financial Statements

General

Staff Comment 43.     Please note the financial statement updating requirements set forth by Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountants in any amendment.

Response: An currently dated consent from our independent accountants is filed with the Amended Registration Statement.

Consolidated Statement of Changes in Stockholders’ Equity, F-16

Staff Comment 44.     We have reviewed your response to our prior comment 75. You did not address our comment in its entirety, thus the comment will be partially reissued. Please provide a detailed discussion of how you determined the measurement date for the 1,942,513 shares issued for services and the period over which the compensation will be recognized. If you do not believe that a compensation charge is necessary, please provide us with your analysis of the guidance supporting this conclusion. Please refer to the guidance in EITF 96-18 and SFAS N. 123(R).

Response: Baby Fox International, Inc. issued shares of common stock in January 18, 2008, in exchange for services received from independent third parties.  All services were in connection with the sale of common stock. Therefore, the compensation for above mentioned services was charged to additional paid in capital. No compensation expense was recorded. Based on EITF 96-18, the measure date was March 2008, the date of the private placement took place. The shares were valued at $0.20 per share, the same valuation that shares were sold in the March 2008 private placement. The number of shares issued to each of these third party service providers was based upon the invoices issued by such providers and agreed to by the Company, divided by $0.20.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition and Return Policy, F-18

Staff Comment 45.     We note your response to our prior comment 76 which indicates that your revenue recognition policy was revised to state whether revenue from sales to non-corporate stores is recognized upon shipment or delivery. However, it appears that your revised revenue recognition policy disclosure continues to state that revenue is recognized at the date of shipment and when delivery is complete. Please revise.

Response: We have revised revenue recognition and return policy in the Amended Registration Statement as requested.

Note 2 – Acquisition, F-21

Staff Comment 46.     We have reviewed your response to our prior comment 77. We note that you have accounted for the acquisition of Shanghai Baby Fox as a transaction between entities under common control because Fengling Wang and her family (i.e. Jieming Huang, Jieping Huang, and Linyin Wang) stay in control of the reporting company before and after acquisition. Please note that common control of separate entities only exists when (i) an individual or enterprise holds more than 50 percent of the voting ownership interest of each entity, (ii) immediate family members hold more than 50 percent of the voting ownership interest of each entity or (iii) a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists. In this case, it appears that Hitoshi Yoshida owns 100% of the outstanding shares of Baby Fox International at the time of the acquisition of Shanghai Baby Fox and 94% of the outstanding shares of Baby Fox Limited. In addition, it appears that this majority ownership will be maintained until the option agreements issued in May 2008 are exercised. As the disclosure per page 43 of your amended filing does not provide any indication of a familial relationship between Fengling Wang and Hitoshi Yoshida, it is not clear why this would be considered a transaction between entities under common control. Please provide a detailed analysis of the relationship between the parties involved in the purchase and sale of Shanghai Baby Fox. Your analysis should address your consideration of the definitions of entities under common control under the guidance of EITF 02-5, control under the guidance of Rule 1-02(g) of Regulation S-X, and related parties under the guidance of SFAS No. 57.

Response: The acquisition of Shanghai of Baby Fox Fashion Co., Ltd. was treated as a transaction under common control according to FASB 57 and the financial statements of Baby Fox International, Inc. were presented by using “as if pooling” which presume the acquisition was occurred at the beginning of the reporting period, due to the spousal relationship of Hitoshi Yoshida and Fengling Wang at the time of the transaction.

Note 8 – Income Taxes, F-22

Staff Comment 47.     We note that your response to our prior comment 79 states that you have revised your disclosure in response to our comment. We were unable to find such revised disclosure, thus the comment will be reissued. Please provide a detailed discussion of how you accounted for deferred tax assets or liabilities resulting from the differences between your book and tax basis in accordance with SFAS No. 109. In addition, please provide the disclosures required by paragraphs (43-48) of SFAS No. 109.

Response: We have revised the disclosure for deferred tax assets or liabilities resulting from the differences between book and tax basis in accordance with SFAS N. 109.

Note 9 – Commitments and Contingencies, F-22

Staff Comment 48.     We note that your response to our prior comment 80 states that you have recorded all expenses incurred by management on your behalf for the fiscal year ended June 30, 2007 in accordance with SAB Topic 1.B.1. However, it does not appear that you have adjusted the statement of operations for the fiscal year ended June 30, 2007 to record these expenses. Please revise to record all expenses incurred by management or members of the board of directors on your behalf.

Response: After reviewing all expenses incurred by management on behalf of the Company in the fiscal year ended June 30, 2007, the adjustments were deemed immaterial. Therefore, the financial statements for the fiscal year ended June 30, 2007 were not restated.

Part II

Exhibits

Exhibit 99.4

Staff Comment 49.     We note that you filed Exhibit 99.4 in response to our prior comment 19. However, it does not appear that you provided data for each period presented in your filing. Please provide updated comparative sales data metrics with all amended filings. In addition, please disclose your basis for presenting each metric. For example, explain how you treat new stores, relocated stores, changes in the store square footage, and store closings in your calculation of the metrics presented.

Response: We have updated Exhibit 99.4 and it is filed as Exhibit 99.4 to the Amended Registration Statement.

Item 17

Staff Comment 50.     Please revise to include all undertakings required by Item 512 of Regulation S-K. Also, revise to tailor your undertakings to your specific offering.

Response: We have revised the Amended Registration Statement as requested.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jieming Huang
Jieming Huang
President

Enclosures

CC:	Matthew Z. Chang
The Crone Law Group